SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File No: 1-6926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1998 Employee Stock Purchase Plan

of C. R. Bard, Inc., As Amended and Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Report of Independent Registered Public Accounting Firm

Statements of Financial Condition As of December 31, 2004 and 2003

Statements of Income and Changes in Plan Equity For the Years Ended December 31, 2004, 2003, and 2002

Notes to Financial Statements

Consent of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

1998 EMPLOYEE STOCK PURCHASE PLAN OF C. R. BARD, INC.

By:	/s/ Charles P. Grom
Charles P. Grom Vice President and Controller Dated: March 30, 2005

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of C. R. Bard, Inc.:

We have audited the accompanying statements of financial condition of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated, (the “Plan”) as of December 31, 2004 and 2003, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accountant Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2004 and 2003, and the results of its operations for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey

March 30, 2005

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Financial Condition

As of December 31, 2004 and 2003

	2004	2003
ASSETS:
Employee contribution receivable	$57,800	$35,700
Employer contribution receivable	18,336	6,300

Total assets	$76,136	$42,000

LIABILITIES:
Payable for stock purchases	$76,136	$42,000

Total liabilities	$76,136	$42,000

Plan equity	—	—

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Income and Changes in Plan Equity

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Plan equity, beginning of year	—	—	—

ADDITIONS:
Employee contributions	$7,507,497	$4,442,000	$1,593,100
Employer contributions	3,881,134	784,100	281,100

	$11,388,631	$5,226,100	$1,874,200

DEDUCTIONS:
Participant purchases of stock	$11,312,495	$5,184,100	$1,859,400
Amount reserved for future stock purchases	76,136	42,000	14,800

	$11,388,631	$5,226,100	$1,874,200

Plan equity, end of year	—	—	—

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

(1) PLAN DESCRIPTION:

The following description of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated, (the “Plan”), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

General

Under the Plan, which was approved by the stockholders of C. R. Bard, Inc. (the “company”) at their April 15, 1998 meeting and amended on July 1, 2000, the company is authorized to sell up to 1,000,000 shares of Bard Common Stock (authorized but unissued shares of stock, treasury shares or shares purchased through the open-market) to Plan participants in accordance with the Plan. At December 31, 2004, the participants had purchased 787,287 shares of stock since the Plan’s inception, leaving 212,713 shares of stock available for future purchases by Plan participants.

The Plan provides eligible employees of the company and certain of its subsidiaries with an opportunity to purchase shares of the company’s common stock at a 15% discount. Employees are eligible to participate in the Plan if they are employed at a domestic subsidiary or certain foreign subsidiaries of the company and meet certain other requirements. Plan requirements include that the employee’s customary work week must be greater than 20 hours and that the employee’s customary employment must be greater than five months in any calendar year.

The Plan is neither qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as “ERISA”).

On April 21, 2004, the company announced that its Board of Directors approved a 2-for-1 stock split, which was effected in the form of a 100 percent stock dividend. The dividend was distributed on May 28, 2004 to shareholders of record as of May 17, 2004. All historical share amounts have been restated to reflect the impact of the company’s stock split.

Contributions

Participants - Plan participants may elect to make after-tax contributions through payroll deductions equal to whole percentages from 1% to 10% of basic pay, overtime pay and vacation and holiday pay paid to the employee during the applicable payroll period. Payroll deductions are for six-month periods beginning each January 1 and July 1 (the “Grant Date”). In addition, the Plan allows participant lump sum contributions up to 10% of basic pay to a maximum of $20,000 per year. Each eligible employee is entitled to make one contribution during the period January 1 through March 31 of each year and one contribution during the period July 1 through September 30 of each year. Certain employee recognition awards are also contributed to the Plan by the participants. All funds of participants received or held by the company under the Plan before purchase of the shares of the company’s common stock are held without liability for interest or other increment.

Share Purchases

Except as provided in the Plan, shares of the company’s common stock are purchased on June 30 or December 31 or the following business day, if such date is not a business day (the “Purchase Date”). The purchase price (the “Purchase Price”) is 85% of the lesser of the fair market value of the company’s common stock on either the corresponding Grant Date or the Purchase Date. The number of shares purchased is determined by dividing the Purchase Price into the balance in the participant’s plan account on the Purchase Date.

Employer - The difference between the fair market value of the company’s common stock on the Purchase Date and the Purchase Price represents the company’s noncash contribution to the Plan. These noncash contributions amounted to $3,881,134, $784,100 and $281,100 for the years ended December 31, 2004, 2003, and 2002, respectively.

Employees participating in the Plan have the option to have shares registered in their name on the Purchase Date or for tax purposes, to defer purchase and registration for six months. At December 31, 2004 and 2003 there were 1,190 and 1,306 shares deferred respectively.

Vesting

Participants are always fully vested in their elective payroll contributions and purchased shares of the company’s common stock.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

Distributions

Dividends on shares which have been purchased under the Plan but for which certificates have not been requested are reinvested in the Plan unless instructed otherwise by the participant. Participants may request their share certificates six months after the Purchase Date.

Participant Refunds

At any time an active employee may cancel participation in the Plan by notifying the company. Upon notification, the participant’s payroll deductions under the Plan cease as soon as practicable. Ongoing employees’ payroll deductions, up to the point of cancellation, are used to purchase shares on the next purchase date. Employees who are terminating will have their payroll deductions reimbursed in cash as soon as practicable following the termination of employment.

Tax Status

It is intended that the Plan shall, at all times, meet the requirements of Section 423 of the Internal Revenue Code of 1986, and the Plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases of common stock made from payroll deductions were approximately as follows: 2004 – 194,100 (approximately 1,300 shares related to year 2003 contributions), 2003 – 162,800 (approximately 530 shares related to year 2002 contributions) and 2002 – 66,400. Subsequent to the Purchase Date, shares are distributed to participants’ plan accounts and are, therefore, not reflected in these financial statements. During 2004, 2003 and 2002, 901, 692 and 478 participants contributed to the Plan, respectively. There were no dividends receivable as of these dates. The company pays for all administrative expenses of the Plan.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the company or (b) the date all shares have been utilized under the Plan and no additional shares have been authorized.

The Board of Directors of the company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or at any other time participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the Plan administrator.

Consent of Independent Registered Public Accounting Firm

To the Retirement Committee of C. R. Bard, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-51793 on Form S-8 (as amended) of C. R. Bard, Inc. of our report dated March 30, 2005, with respect to the statements of financial condition of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 2004 and 2003, and the related statements of income and changes in plan equity for the years then ended, which report appears in the December 31, 2004 Form 11-K of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

/s/ KPMG LLP

Short Hills, New Jersey

March 30, 2005